Exhibit 23

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Ethan Allen Interiors Inc.:

We consent to the incorporation by reference in the registration statement (No. 333-138763) on Form S-8 of Ethan Allen Interiors Inc. of our report dated August 27, 2020, with respect to the consolidated balance sheets of Ethan Allen Interiors Inc. as of June 30, 2020 and 2019, the related consolidated statements of comprehensive income, shareholders’ equity, and cash flows for each of the years in the three-year period ended June 30, 2020, and the related notes, and the effectiveness of internal control over financial reporting as of June 30, 2020, which report appears in the June 30, 2020 annual report on Form 10-K of Ethan Allen Interiors Inc.

Our report refers to a change in the accounting method for leases due to the adoption of Accounting Standards Codification (ASC) Topic 842, Leases.

/s/ KPMG LLP
Stamford, Connecticut August 27, 2020